

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Shawn Mural
Chief Financial Officer
V2X, Inc.
7901 Jones Branch Drive, Suite 700
McLean, VA 22102

> **Re: V2X, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 8-K dated November 6, 2023**
> **File No. 001-36341**

Dear Shawn Mural:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Note 3: Mergers and Acquisitions, page F-15

1. Please tell us how you determined you were the accounting acquirer in the merger with Vertex citing authoritative literature that supports your conclusion. Refer to ASC 805-10-25-5 and 805-10-55-11 through 55-15. Among other relevant considerations, please tell us how you considered that Vertex shareholders were issued 18,592,000 shares representing 61% of outstanding shares immediately after the acquisition.

Form 8-K filed November 6, 2023

Exhibit 99.1, page 1

2. Reference is made to your disclosure of Adjusted EBITDA on pages 1 and 2. Please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services